SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule 20-(d) or 47 adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by     PENNSYLVANIA ELECTRIC COMPANY (the "Company")
                        -------------------------------------------------

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1.   Type of the security or securities*  ("draft,"  "promissory note").  Medium
                                                                         -------
     Term Notes  Series E due April 11, 2002  ("Tranche  1 Notes"),  Medium Term
     ---------------------------------------------------------------------------
     Notes Series E due October 11, 2002 ("Tranche 2 Notes")(Tranche 1 Notes and
     ---------------------------------------------------------------------------
     Tranche 2 Notes, collectively, the "Notes")
     -------------------------------------------

2.   Issue, renewal or guaranty (indicate nature of transaction by -----). Issue
                                                                         ------

3.   Principal  amount of each  security.  $25,000,000  for the Tranche 1 Notes,
                                           -------------------------------------
     $25,000,000 for the Tranche 2 Notes
     -----------------------------------

4.   Rate of interest per annum of each security.  The Notes bear interest at an
                                                   ----------------------------
     initial  rate of  6.42125%  for the  Tranche 1 Notes and  6.47125%  for the
     ---------------------------------------------------------------------------
     Tranche  2 Notes  such  rate to be reset  two  business  days  before  each
     ---------------------------------------------------------------------------
     quarterly  payment  date at a rate equal to the 3 month  LIBOR rate plus 15
     ---------------------------------------------------------------------------
     basis  points for the  Tranche 1 Notes and the 3 months  LIBOR rate plus 20
     ---------------------------------------------------------------------------
     basis points for the Tranche 2 Notes
     ------------------------------------

5.   Date of issue, renewal or guaranty of each security. April 11, 2000 for all
                                                          ---------------------
     of the Notes
     ------------

6.   If renewal of security, give date of original issue.   N/A
                                                          -----

7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.") April 11, 2002 for the Tranche 1 Notes, October 11, 2002 for
                   ------------------------------------------------------------
     the Tranche 2 Notes
     -------------------

8. Name of the person to whom each security was issued, renewed or guaranteed. $25,000,000 aggregate principal amount of Tranche 1 Notes and $25,000,000
     ---------------------------------------------------------------------------
     aggregate  principal  amount  of  Tranche 2 Notes  were sold to  purchasers
     ---------------------------------------------------------------------------
     pursuant to the terms of Selling Agency Agreement dated July 30, 1999 among
     ---------------------------------------------------------------------------
     the Company and Salomon  Smith Barney Inc.  and Banc of America  Securities
     ---------------------------------------------------------------------------
     LLC
     -----

9.   Collateral given with each security, if any.   None
                                                   -----

10.  Consideration  received for each  security.  $24,937,500  for the Tranche 1
                                                  -----------------------------
     Notes; $24,937,500 for the Tranche 2 Notes
     ------------------------------------------

-----------------
* If reporting for more than one security each security may be identified by symbol, which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.

11.  Application  of proceeds of each security.  Repayment of outstanding  short
                                                 -------------------------------
     term indebtedness
     -----------------

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of

     (a)  the provisions contained in the first sentence of
          Section 6(b), ----

     (b)  the provisions  contained  in the  fourth  sentence  of
          Section  6(b), ----

     (c)  the provisions contained in any rule of the Commission other than Rule
          48    X
              ----

     (If reporting for more than one security insert the identifying symbol after applicable statement.)

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b).
        N/A
     --------------------------------------

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security
     or securities herein described have been issued.     N/A
                                                         ----------------------

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate
     the rule under which exemption is claimed.    Rule 52
                                                   --------


                          PENNSYLVANIA ELECTRIC COMPANY





Date:   April 19, 2000                By:/s/ T.G. Howson
                                         ---------------
                                         T.G. Howson
                                         Vice President & Treasurer

------------------------------

** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.